Exhibit 99.42

Form 45-106F1 Report of Exempt Distribution BCSC EDER Reference Number 9006152 ITEM 1 - REPORT TYPE 2019 12 30 Amended report If amended, provide filing date of report that is being amended (YYYY-MM-DD) ITEM 2 - PARTY CERTIFYING THE REPORT Indicate the party certifying the report (select only one). For guidance regarding whether an issuer is an investment fund, refer to section 1.1 of National Instrument 81-106 Investment Fund Continuous Disclosure and the companion policy to NI 81-106. Investment fund issuer Issuer (other than an investment fund) Underwriter ITEM 3 - ISSUER NAME AND OTHER IDENTIFIERS Provide the following information about the issuer, or if the issuer is an investment fund, about the fund. Full legal name Orla Mining Ltd. Previous full legal name If the issuer’s name changed in the last 12 months, provide most recent previous legal name. Website http://www.orlamining.com/(if applicable) If the issuer has a legal entity identifier, provide below. Refer to Part B of the Instructions for the definition of “legal entity identifier”. Legal entity identifier If two or more issuers distributed a single security, provide the full legal name(s) of the co-issuer(s) other than the issuer named above.

2 1 2 2 2 1 0 0 0 2 5 6 1 9

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ITEM 6 - INVESTMENT FUND ISSUER INFORMATION

If the issuer is an investment fund, provide the following information.

a) Investment fund manager information

Full legal name

Firm NRD number (if applicable)

If the investment fund manager does not have a firm NRD number, provide the head office contact information of the investment fund manager.

Street address

Municipality

Province/State

Country

Postal code/Zip code

Telephone number

Website (if applicable)

b) Type of investment fund

Type of investment fund that most accurately identifies the issuer (select only one) .

- ☐ Money market
- ☐ Equity
- ☐ Fixed income
- ☐ Balanced
- ☐ Alternative strategies
- ☐ Cryptoasset
- ☐ Other (describe)

Indicate whether one or both of the following apply to the investment fund .

- ☐ Invests primarily in other investment fund issuers
- ☐ Is a UCITs Fund[1]

[1]Undertaking for the Collective Investment of Transferable Securities funds (UCITs Funds) are investment funds regulated by the European Union (EU) directives that allow collective investment schemes to operate throughout the EU on a passport basis on authorization from one member state.

c) Date of formation and financial year-end of the investment fund

Date of formation (YYYY MM DD)

Financial year-end (MM DD)

d) Reporting issuer status of the investment fund

Is the investment fund a reporting issuer in any jurisdiction of Canada? ☐ No ☐ Yes

If yes, select the jurisdictions of Canada in which the investment fund is a reporting issuer.

☐ All	☐ AB	☐ BC	☐ MB	☐ NB	☐ NL	☐ NT
☐ NS	☐ NU	☐ ON	☐ PE	☐ QC	☐ SK	☐ YT

e) Public listing status of the investment fund

If the investment fund has a CUSIP number, provide below (first 6 digits only)

CUSIP number

If the investment fund is publicly listed, provide the name of the exchange on which the investment fund's securities primarily trade. Provide only the name of an exchange and not a trading facility such as, for example, an automated trading system.

Exchange name

f) Net asset value (NAV) of the investment fund

Select the NAV range of the investment fund as of the date of the most recent NAV calculation (Canadian $).

- ☐ $0 to under $5M
- ☐ $5M to under $25M
- ☐ $25M to under $100M
- ☐ $100M to under $500M
- ☐ $500M to under $1B
- ☐ $1B or over

Date of NAV calculation: (YYYY MM DD)

ITEM 7 - INFORMATION ABOUT THE DISTRIBUTION

If an issuer located outside of Canada completes a distribution in a jurisdiction of Canada, include in Item 7 and Schedule 1 information about purchasers resident in that jurisdiction of Canada only. Do not include in Item 7 securities issued as payment of commissions or finder's fees in connection with the distribution, which must be disclosed in Item 8. The information provided in Item 7 must reconcile with the information provided in Schedule 1 of the report.

a) Currency

Select the currency or currencies in which the distribution was made. All dollar amounts provided in the report must be in Canadian dollars.

☑ Canadian dollar ☐ US dollar ☐ Euro ☐ Other (describe)

b) Distribution date(s)

State the distribution start and end dates. If the report is being filed for securities distributed on only one distribution date, provide the distribution date as both the start and end dates. If the report is being filed for securities distributed on a continuous basis, include the start and end dates for the distribution period covered by the report.

Start date 2019 12 18 (YYYY MM DD) End date 2019 12 18 (YYYY MM DD)

c) Detailed purchaser information

Complete Schedule 1 of this form for each purchaser and attach the schedule to the completed report.

d) Types of securities distributed

Provide the following information for all distributions reported on a per security basis. Refer to Part A(12) of the Instructions for how to indicate the security code. If providing the CUSIP number, indicate the full 9-digit CUSIP number assigned to the security being distributed.

Security code	CUSIP number (if applicable)	Description of security	Number of securities	Canadian $ Single or lowest price	Canadian $ Highest price	Canadian $ Total amount
WNT		Warrants.	32,500,000.00	0.0000	0.0000	0.00

e) Details of rights and convertible/exchangeable securities

If any rights (e.g. warrants, options) were distributed, provide the exercise price and expiry date for each right. If any convertible/exchangeable securities were distributed, provide the conversion ratio and describe any other terms for each convertible/exchangeable security.

Convertible / exchangeable security code	Underlying security code	Exercise price (Canadian $) Lowest	Exercise price (Canadian $) Highest	Expiry date (YYYY- MM-DD)	Conversion ratio	Describe other items (if applicable)
WNT	CMS	3.0000		2026-12-18		1:1

f) Summary of the distribution by jurisdiction and exemption

State the total dollar amount of securities distributed and the number of purchasers for each jurisdiction of Canada and foreign jurisdiction where a purchaser resides and for each exemption relied on in Canada for that distribution. However, if an issuer located outside of Canada completes a distribution in a jurisdiction of Canada, include distributions to purchasers resident in that jurisdiction of Canada only.

This table requires a separate line item for: (i) each jurisdiction where a purchaser resides, (ii) each exemption relied on in the jurisdiction where a purchaser resides, if a purchaser resides in a jurisdiction of Canada, and (iii) each exemption relied on in Canada, if a purchaser resides in a foreign jurisdiction.

For jurisdictions within Canada, state the province or territory, otherwise state the country.

Province or country	Exemption relied on	Number of unique[2a] purchasers	Total amount (Canadian $)
Alberta	NI 45-106 2.3 [Accredited investor]	3	0.00
Barbados	NI 45-106 2.3 [Accredited investor]	1	0.00
British Columbia	NI 45-106 2.3 [Accredited investor]	4	0.00
Bermuda	NI 45-106 2.3 [Accredited investor]	1	0.00
Ontario	NI 45-106 2.3 [Accredited investor]	17	0.00
United States	Distributions to purchasers outside of local jurisdiction (BC, AB, NB)	3	0.00
	Total dollar amount of securities distributed		0.00
	Total number of unique purchasers[2b]	29

Province or country Net proceeds (Canadian $) Total net proceeds to the investment fund Description Date of document or other material (YYYY-MM-DD) Previously filed with or delivered to regulator? (Y/N) Date previously filed or delivered (YYYY-MM-DD)

Province/State Postal code/Zip code Telephone number Security code 1 Security code 2 Security code 3

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Chief Financial Officer 6045641852 Email address Date etienne.morin@orlamining.com /s/ "Etienne Morin" 2019 12 30 Provide the following business contact information for the individual that the securities regulatory authority or regulator may contact with any questions regarding the contents of this report, if different than the individual certifying the report in Item 10. Same as individual certifying the report Full legal name Orla Mining Ltd. Morin Etienne Family nameFirst given nameSecondary given names Email address Telephone number

Notice - Collection and use of personal information The personal information required under this form is collected on behalf of and used by the securities regulatory authority or regulator under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation. If you have any questions about the collection and use of this information, contact the securities regulatory authority or regulator in the local jurisdiction(s) where the report is filed, at the address(es) listed at the end of this form. The attached Schedules 1 and 2 may contain personal information of individuals and details of the distribution(s). The information in Schedules 1 and 2 will not be placed on the public file of any securities regulatory authority or regulator. However, freedom of information legislation may require the securities regulatory authority or regulator to make this information available if requested. By signing this report, the issuer/underwriter confirms that each individual listed in Schedule 1 or 2 of the report who is resident in a jurisdiction of Canada: has been notified by the issuer/underwriter of the delivery to the securities regulatory authority or regulator of the information pertaining to the individual as set out in Schedules 1 or 2, that this information is being collected by the securities regulatory authority or regulator under the authority granted in securities legislation, that this information is being collected for the purposes of the administration and enforcement of the securities legislation of the local jurisdiction, and of the title, business address and business telephone number of the public official in the local jurisdiction, as set out in this form, who can answer questions about the security regulatory authority’s or regulator’s indirect collection of the information, and has authorized the indirect collection of the information by the securities regulatory authority or regulator.